Worldwide Health Sciences Portfolio


Special Meeting of Interestholders


Worldwide Health Sciences Portfolio

The Portfolio held a Special Meeting of Interestholders on Thursday, May 26, 2016 and adjourned until Thursday, June
16, 2016 for the following purposes: (1) to approve an investment advisory agreement between Eaton Vance
Management ("EVM") and Worldwide Health Sciences
Portfolio (the "Portfolio"); (2) to approve an investment sub-advisory agreement between EVM and Eaton Vance
Management (International) Limited ("EVMI"); and (3) to approve a Research Support Agreement between EVM and ObiMed Advisors LLC. The interestholder meeting results are as follows:


			Interest in the Portfolio
		For		Against		Abstain(1)	Uninstructed(1)
Proposal One	69%		3%		3%		25%
Proposal Two	68%		3%		3%		25%
Proposal Three	68%		4%		3%		25%

Results are rounded to the nearest whole number and may not total 100% due to rounding.

(1) Uninstructed shares (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) were treated as shares that were present at the meeting for purposes of establishing a quorum, but had the effect of a vote against the Proposals. Uninstructed shares are sometimes referred to as broker non-votes. Abstentions were also treated in this manner.